

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2020

<u>Via E-mail</u>

Warren S. de Wied, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004

> **Re: TEGNA Inc.**
> **Amendment No. 3 to Schedule 13D filed April 1, 2020**
> **Amendment No. 4 to Schedule 13D filed April 3, 2020**
> **Response dated April 10, 2020**
> **Filed by Standard General L.P., et al.**
> **File No. 005-19132**

Dear Mr. de Wied:

   We have reviewed your response dated April 10, 2020, and have the following additional comments.

<u>Amendments No. 3 and 4 to Schedule 13D</u>

1. We note your response to prior comment 1 but disagree with your analysis. Given that you retained the right to vote the 5,000,000 shares sold between March 25 and March 31, 2020 at the annual meeting, we continue to believe that you were required to amend your Schedule 13D to report beneficial ownership over both the swap shares and the shares sold. Refer to Rule 13d-3(a)(1).

2. Given our conclusion that the series of transactions referenced in our comment above resulted in Standard General becoming a beneficial owner of greater than 10% of the Company's common stock on March 25, 2020, please tell us how you plan to comply with Section 16 of the Exchange Act and update your Section 16(a) filings as required. Refer to Rule 16a-3. In this respect, we note that you cite your April 2 purchase of shares in your Form 3 filed April 7, 2020, rather than the March 25 transactions. We further note that you have not filed any Forms 4.

*   *   *

Warren S. de Wied, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
April 17, 2020
Page 2

       Please direct any questions to me at (202) 551-7951. You may also contact Daniel Duchovny, Special Counsel, at (202) 551-3619.

                                Sincerely,

                                /s/ Joshua Shainess

                                Joshua Shainess
                                Special Counsel
                                Office of Mergers and Acquisitions